FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September, 2007
Commission File Number: 001-12518
Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                    No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                    No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.
TABLE OF CONTENTS

Item

1	Material fact dated September 19, 2007 relating to the offering of “Valores Santander” for a maximum amount of seven billion euros.

Item 1
MATERIAL FACT
Banco Santander, S.A. (“Banco Santander”) today has registered a prospectus with the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) relating to the offering of “Valores Santander” (“Santander Securities”), for a maximum amount of seven billion euros (€7,000,000,000) and with the guarantee of Banco Santander, by its subsidiary Santander Emisora 150, S.A.U. The prospectus describes the terms and conditions of the Santander Securities and may be accessed via the CNMV’s website (www.cnmv.es) and Banco Santander’s website (www.santander.com).
The offering of the Santander Securities will be made in Spain only and is intended to partially finance the tender offer for ABN Amro launched by Banco Santander, Royal Bank of Scotland and Fortis (jointly, the “Consortium”).
If the Consortium acquires ABN Amro, the Santander Securities will be exchangeable for convertible securities to be issued by Banco Santander that, in turn, will be mandatorily convertible into newly issued shares of Banco Santander.
Boadilla del Monte (Madrid), 19 September 2007

IMPORTANT INFORMATION
General
This communication shall not constitute an offer to sell or the solicitation of an offer to purchase any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
In particular, in connection with the jurisdictions in which the Banco Santander shares or American Depositary Shares are listed on one or more stock exchanges:
Portugal
No prospectus has been registered, published or approved in Portugal in connection with the offering to which this communication refers, nor application has been made for the passporting into, and cross-border application in, Portugal of the prospectus registered with the CNMV in connection with the offering to which this communication refers. As a consequence, the securities offered in the offering to which this communication refers may not be offered, marketed or distributed in Portugal and the prospectus registered with the CNMV in connection with the offering may not be distributed, disseminated or addressed to investors resident in Portugal in circumstances that would constitute a public offer of securities under the Portuguese Securities Code.
United States of America
The securities to which this communication refers and the Banco Santander shares into which those securities will be indirectly convertible have not been and will not be registered under the US Securities Act of 1933 (the “US Securities Act”), and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act. The offering of Santander Securities is being made only outside the United States in reliance on Regulation S under the US Securities Act. In particular, the offer is not addressed to US Persons, as defined in Regulation S of the US Securities Act.
This communication is not an offer for sale within the United States of any Santander Securities or any other security of Santander Emisora 150, S.A.U. or any shares or any other security of Banco Santander. Securities of Santander Emisora 150, S.A.U. and Banco Santander, including any Santander Securities of Santander Emisora 150, S.A.U. and any shares of Banco Santander, may not be offered or sold in the United States absent registration under US securities laws or unless exempt from registration under such laws.

Argentina and Mexico
The securities offered in the offering to which this communication refers may not be offered, marketed or distributed in Argentina or México.
United Kingdom
Notwithstanding the other restrictions indicated herein, the prospectus relating to the offering to which this communication refers is exclusively addressed to persons (i) located outside the United Kingdom; (ii) included under section 19(5) (“investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order of 2005 (the “Order”), with professional investment experience; or (iii) included under section 49(2) (a) — (d) of the Order (“high net worth companies, etc.”).
Italy
No prospectus has been registered, published or approved in Italy in connection with the offering to which this communication refers, nor application has been made for the passporting into, and cross-border application in, Italy of the prospectus registered with the CNMV in connection with the offering to which this communication refers. As a consequence, the securities offered in the offering to which this communication refers may not be offered, marketed or distributed in Italy and the prospectus registered with the CNMV in connection with the offering may not be distributed or disseminated in Italy.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.
Date: September 20, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President